Exhibit (a)(3)

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June 27, 2007

TO:                  UNIT HOLDERS OF LIBERTY TAX CREDIT PLUS II L.P.

SUBJECT:             OFFER TO PURCHASE UNITS

Dear Unit Holder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer") the Purchasers named in the attached Offer (collectively the "Purchasers") are offering to purchase up to 23,183.5 Units of limited partnership interest (the "Units") in LIBERTY TAX CREDIT PLUS II L.P. (the "Partnership") at a purchase price equal to:

                                  $30 per Unit

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in LIBERTY TAX CREDIT PLUS II L.P. without the usual transaction costs associated with market sales or partnership transfer fees. Reasons you may wish to sell your Units include:

      o UNCERTAINTY OF PARTNERSHIP TERMINATION. Our offer provides you with the opportunity to receive a guaranteed amount of money in a specified time period. The general partner has stated that to complete the liquidation of the Partnership "will take a number of years." Therefore, investors may not see liquidity for some time.

      o NO MORE TAX CREDITS. The tax credits associated with the Partnership have all expired; until last year, no distributions were paid to limited partners, and according to the Partnership "The Partnership does not anticipate providing cash distributions to the [holders of limited partnership interests] other than distributions of sale or refinancing proceeds upon the disposition of Properties." (See Annual Report on Form 10-K for the year ended March 31, 2006).

      o     ILLIQUIDITY  OF  UNITS.  The  relative   illiquidity  of  the  Units
            resulting from the absence of a formal trading market makes the Units difficult to sell.

      o NO FUTURE IRS FILING REQUIREMENTS. The tax year in which you sell your Units will be the final year for which you will be obligated to file a K-1 for the Partnership with your tax return. This may represent a reduction in costs associated with filing complicated tax returns. Your decision to sell may have other favorable or unfavorable tax consequences and potential sellers should consult their individual tax advisers.

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on purple paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                         MacKenzie Patterson Fuller, LP
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119

After the completion of the Offer, if you tender your Units, the General Partner will mail you additional transfer documents to sign and return to it in order to complete the transfer. Please understand that the sooner you return these documents, the sooner we can pay you for your Units. If you have any questions or need assistance, please call the Depositary at 800-854-8357. If you have any questions or need assistance, please call the Depositary at 800-854-8357.

This Offer expires (unless extended) August 3, 2007.